UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Fording Inc.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    345426100
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                October 25, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 1 to Statement on Schedule 13D (the "Statement") amends and supplements the Statement relating to the common shares, no par value (the "Common Shares"), of Fording Inc., a Canadian corporation (the "Company"), filed by Ontario Teachers' Pension Plan Board ("Teachers") with the Securities and Exchange Commission on October 21, 2002.

Item 3.           Source and Amount of Funds.
                  --------------------------

         Item 3 is hereby amended and supplemented by deleting the last sentence thereof and replacing it with the following new sentence:

         Teachers purchased the other 2,214,132 Common Shares it beneficially owns for a net amount equal to U.S.$31,694,383, which amount came from the pension fund managed by Teachers.

Item 4.           Purpose of the Transaction.
                  --------------------------

         Item 4 is hereby amended and supplemented by adding thereto the following additional text:

         On October 25, 2002, Sherritt Coal Acquisition Inc., a Canadian corporation (the "Bidder"), wholly owned by Sherritt Coal Partnership II, a partnership formed under the laws of the Province of Ontario whose sole partners are wholly owned subsidiaries of Sherritt International Corporation and Teachers, respectively, commenced an offer under Canadian law to purchase for cash all of the outstanding Common Shares pursuant to an Offer and Circular, dated October 25, 2002 (the "Offer to Purchase"), and related documents filed with the Ontario Securities Commission. Simultaneously with such filing, pursuant to Rule 14d-1(b) under the Securities Exchange Act of 1934, the Bidder filed with the Securities and Exchange Commission a Tender Offer Statement on
Schedule 14D-1F (the "Schedule 14D-1F"), including the Offer to Purchase and the other disclosure documents required to be delivered to holders of the Common Shares by the Bidder pursuant to applicable law and the exhibits required to be filed as a part thereof.

         The Schedule 14D-1F, including the Offer to Purchase and the other disclosure documents required to be delivered to holders of the Common Shares by the Bidder pursuant to applicable law, and the exhibits required to be filed as a part thereof, are hereby incorporated by reference herein to the extent that they describe any plans or proposals that relate to or that would result in the occurrence of any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      DATED:  October 28, 2002
                                   ONTARIO TEACHERS' PENSION PLAN
                                   BOARD, an Ontario, Canada corporation


                                   By:   /s/ Roger Barton
                                       ---------------------------------
                                          Name:  Roger Barton
                                          Title: Vice President, General Counsel
                                                 and Secretary